October 18, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Capital Guardian Funds Trust (the “Registrant”)
Request for Withdrawal of Registration Statement
Accession No. 0000894189-13-005714
(File No. 333-191723; CIK 0001589161)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, we hereby request, on behalf of the above-referenced Registrant and its series, Capital Guardian Core Balanced Fund (the “Fund”), the consent of the U.S. Securities and Exchange Commission to withdraw the Registrant’s initial Registration Statement filed on Form N-1A, which was accepted via the EDGAR system on October 15, 2013(the “Registration Statement”).

The withdrawal is requested on the basis that the Form Cover for the Registration Statement erroneously indicated the Registrant was seeking effectiveness after 75 days pursuant to Rule 485(a)(2).  As a new Registrant, the Registration should not have indicated any time period for effectiveness.

We submit that the withdrawal of the Registration Statement would be consistent with the public interest and protection of investors.

If you have any questions or comments about this request, please contact me at (414)765-6620.

Sincerely,

/s/ Alia M. Vasquez
Alia M. Vasquez, Esq.
For U.S. Bancorp Fund Services, LLC